CONSENT OF EXPERT

March 4, 2008

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Augusta Resource Corporation

    I, Thomas L. Drielick, do hereby consent to the filing of the written disclosure of the technical report entitled “Rosemont Copper Project Feasibility Study” dated August 24, 2007 for the Rosemont Project located in Pima County, Arizona in the Form 40-F Annual Report and the Annual Information Form of Augusta Resource Corporation (the “Company”) dated March 4, 2008.

    I also consent to the use of my name in the Company’s Form 40-F Annual Report and Annual Information Form dated March 4, 2008.

By:	/s/ Thomas L. Drielick
Thomas L. Drielick, P.E.
Senior Vice President
M3 Engineering & Technology Corporation
Tucson, Arizona